Butterfield Reports Fourth Quarter and Full Year 2020 Results

Financial highlights for the fourth quarter of 2020:
•Net income of $42.1 million, or $0.84 per share, and core net income1 of $42.9 million, or $0.86 per share
•Return on average common equity of 16.9%, and core return on average tangible common equity1 of 19.0%
•Net interest margin of 2.25%, cost of deposits of 0.12%
•Board declares dividend for the quarter ended December 31, 2020 of $0.44 per share
•Board approves a new 2021 share repurchase program of up to 2.0 million common shares

Financial highlights for the full year 2020:
•Net income of $147.2 million, or $2.90 per share, and core net income1 of $154.5 million, or $3.04 per share
•Return on average common equity of 15.0%, and core return on average tangible common equity1 of 17.3%
•Net interest margin of 2.42%, cost of deposits of 0.21%
•Active capital management with aggregate quarterly dividends of $1.76 per common share and 3.5 million shares repurchased
•Issued $100 million 5.25% 10-year fixed to floating rate subordinated debt
•Completed Channel Islands banking integration

Hamilton, Bermuda - February 10, 2021: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the fourth quarter and year ended December 31, 2020.
Net income for the year ended December 31, 2020 was $147.2 million, or $2.90 per diluted common share, compared to $177.1 million, or $3.30 per diluted common share, for the year ended December 31, 2019. Core net income1 for the year ended December 31, 2020 was $154.5 million, or $3.04 per diluted common share, compared to $197.9 million, or $3.69 per diluted common share, for the year ended December 31, 2019.
The core return on average tangible common equity1 for the year ended December 31, 2020 was 17.3%, compared to 23.4% for the year ended December 31, 2019. The efficiency ratio for the year ended December 31, 2020 was 67.6% compared with 66.4% for the year ended December 31, 2019. The core efficiency ratio1 for the year ended December 31, 2020 was 66.0% compared with 62.2% for the year ended December 31, 2019.
(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

Michael Collins, Butterfield's Chairman and Chief Executive Officer commented, "2020 was an extraordinary year for Butterfield. We finished with a strong fourth quarter, having successfully navigated the challenges of a global pandemic, while continuing to position the Bank for growth and sustainable risk adjusted returns.
“Our primary operating jurisdictions in Bermuda, Cayman and the Channel Islands have managed COVID-19 relatively well. Butterfield reacted quickly with no significant disruption of services, even during periods of government mandated lockdowns and strict employee and customer safety protocols.
"We also implemented a broad-based mortgage loan deferral program to help our customers manage through the initial impacts of the pandemic. Given the economic headwinds, we have increased credit monitoring and remain cautiously confident that our conservative underwriting and an improving economic outlook are evolving into relatively mild deterioration in credit quality. We recognize that the pandemic is not over and will continue to work with customers who experience difficulty.
“Facing challenging trading conditions and historically low market interest rates, we improved operating efficiencies through voluntary separation and early retirement programs, targeted redundancies, and service role migrations to lower cost jurisdictions.
“Capital management remained an important value driver with quarterly cash dividends and share repurchases supporting earnings per share growth, as well as dividend return. We also improved the efficacy of our capital profile through a $100 million subordinated debt issue in June.
"We reached important strategic milestones this year. In the Channel Islands, we achieved meaningful market share growth and successfully completed the full integration of the acquired ABN AMRO business. It was also notable that, while all jurisdictions performed well, contributions to annual earnings from our Cayman segment have now surpassed Bermuda for two years running.
"Finally, during 2020 we enhanced our management team and Board through new appointments, with exceptional banking, compliance, risk management and communications experience. I would like to thank all of our stakeholders, including our dedicated staff and loyal customers, for their continued commitment to Butterfield’s ongoing success.”
Net income for the fourth quarter of 2020 was $42.1 million, or $0.84 per diluted common share, compared to $30.5 million, or $0.61 per diluted common share, for the previous quarter, and $43.9 million, or $0.82 per diluted common share, in the fourth quarter of 2019. Core net income1 for the fourth quarter was $42.9 million, or $0.86 per diluted common share, compared to $36.5 million, or $0.73 per diluted common share, in the previous quarter, and $46.2 million, or $0.87 per diluted common share, for the fourth quarter of 2019.
Net income increased by $11.5 million in the fourth quarter of 2020 versus the prior quarter due primarily to lower employment costs in the current quarter. On a core basis, net income improved by $6.4 million versus the previous quarter due to a $3.8 million favorable variance in provisions for credit losses, increased non-interest income with improved banking, asset management, foreign exchange and trust revenue, as well as lower expenses.
The core return on average tangible common equity1 for the fourth quarter of 2020 was 19.0%, compared to 16.2% for the previous quarter, and 21.1% for the fourth quarter of 2019. The efficiency ratio for the fourth quarter of 2020 was 66.3%, compared with 73.5% in the previous quarter and 68.0% for the fourth quarter of 2019. The core efficiency ratio1 for the fourth quarter of 2020 was 65.6%, compared with 68.0% in the previous quarter and 66.3% for the fourth quarter of 2019.
Net interest income (“NII”) for the fourth quarter of 2020 was $75.6 million, a slight increase of $0.3 million compared with NII of $75.3 million in the previous quarter and down $10.7 million from $86.2 million in the fourth quarter of 2019. NII in the fourth quarter of 2020 was down relative to the prior year period due to lower market interest rates. Compared to the third quarter of 2020, higher investment volume helped offset lower yields, which were down due to the reinvestment of maturities at lower yields.
Net interest margin (“NIM”) for the fourth quarter of 2020 was 2.25%, a decrease of 5 basis points from 2.30% in the previous quarter and down 34 basis points from 2.59% in the fourth quarter of 2019. NIM decreased in the fourth quarter of 2020 compared to the prior quarter due to continued low market rates across the yield curve and elevated pre-payment speeds in the investment portfolio.
Non-interest income was $47.8 million for the fourth quarter of 2020, an improvement compared with $46.9 million in the previous quarter and a decline compared with $49.7 million in the fourth quarter of 2019. The increase across
(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         2

fee generating business lines versus the prior quarter was due to higher banking, asset management, foreign exchange and trust revenues, as economic activity continued to improve in the fourth quarter.
Non-interest expenses were $83.2 million in the fourth quarter of 2020, compared to $91.3 million in the previous quarter and $93.9 million in the fourth quarter of 2019. Core non-interest expenses1 were $82.4 million in the fourth quarter of 2020, compared with $84.6 million in the previous quarter and $91.6 million in the fourth quarter of 2019. Non-interest expenses were lower in the fourth quarter of 2020 compared to the prior quarter due to elevated non-core expenses in the third quarter of 2020 related to the cost restructure programs. On a core basis, expenses were down due to a lower headcount, which decreased salaries and benefits costs, and lower property costs and indirect taxes.
Deposit balances increased significantly to $13.3 billion from $11.9 billion as at September 30, 2020 and $12.4 billion as at December 31, 2019. The increase late in the fourth quarter of 2020 is expected to be transitory, and deposit balances are expected to revert back to more normalized levels in the first half of 2021.
The Bank continued its balanced capital return policy. The Board declared a quarterly dividend of $0.44 per common share to be paid on March 10, 2021 to shareholders of record on February 24, 2021. During the fourth quarter of 2020, Butterfield repurchased 0.2 million common shares completing the Bank's previous share repurchase program. The Board has approved a new share repurchase program of up 2.0 million common shares, which will expire on February 28, 2022.
The current total regulatory capital ratio as at December 31, 2020 was 19.8% as calculated under Basel III, compared to 19.4% as at December 31, 2019. Both of these ratios are significantly above the Basel III regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF FULL YEAR AND FOURTH QUARTER RESULTS

Income statement	Three months ended (Unaudited)			Year ended
(in $ millions)	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Non-interest income	47.8	46.9	49.7	183.9	184.0
Net interest income before provision for credit losses	75.6	75.3	86.2	317.6	345.7
Total net revenue before provision for credit losses and other gains (losses)	123.3	122.2	136.0	501.5	529.7
Provision for credit recoveries (losses)	2.4	(1.4)	(0.4)	(8.5)	0.2
Total other gains (losses)	(0.4)	1.5	0.3	1.2	2.8
Total net revenue	125.3	122.3	135.9	494.2	532.6
Non-interest expenses	(83.2)	(91.3)	(93.9)	(344.6)	(356.9)
Total net income before taxes	42.1	31.1	42.0	149.6	175.7
Income tax benefit (expense)	(0.1)	(0.5)	1.9	(2.4)	1.4
Net income	42.1	30.5	43.9	147.2	177.1

Net earnings per share
Basic	0.85	0.61	0.83	2.91	3.33
Diluted	0.84	0.61	0.82	2.90	3.30

Per diluted share impact of other non-core items [1]	0.02	0.12	0.05	0.14	0.39
Core earnings per share on a fully diluted basis [1]	0.86	0.73	0.87	3.04	3.69

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	49,809	50,040	53,273	50,850	53,659

Key financial ratios
Return on common equity	16.9%	12.3%	18.0%	15.0%	19.1%
Core return on average tangible common equity [1]	19.0%	16.2%	21.1%	17.3%	23.4%
Return on average assets	1.2%	0.9%	1.3%	1.1%	1.4%
Net interest margin	2.25%	2.30%	2.59%	2.42%	2.86%
Core efficiency ratio [1]	65.6%	68.0%	66.3%	66.0%	62.2%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	December 31, 2020	December 31, 2019
Cash due from banks	3,290	2,550
Securities purchased under agreements to resell	197	142
Short-term investments	823	1,218
Investments in securities	4,863	4,436
Loans, net of allowance for credit losses	5,161	5,143
Premises, equipment and computer software, net of accumulated depreciation	151	158
Goodwill and intangibles, net	93	97
Accrued interest and other assets	162	177
Total assets	14,739	13,922

Total deposits	13,250	12,442
Accrued interest and other liabilities	335	373
Long-term debt	171	144
Total liabilities	13,757	12,958
Common shareholders’ equity	982	964
Total shareholders' equity	982	964
Total liabilities and shareholders' equity	14,739	13,922

Key Balance Sheet Ratios:	December 31, 2020	December 31, 2019
Common equity tier 1 capital ratio[1]	16.1%	17.3%
Tier 1 capital ratio[1]	16.1%	17.3%
Total capital ratio[1]	19.8%	19.4%
Leverage ratio[1]	5.3%	5.9%
Risk-Weighted Assets (in $ millions)	5,069	4,898
Risk-Weighted Assets / total assets	34.4%	35.2%
Tangible common equity ratio	6.1%	6.3%
Book value per common share (in $)	19.88	18.40
Tangible book value per share (in $)	18.00	16.55
Non-accrual loans/gross loans	1.4%	1.0%
Non-performing assets/total assets	0.6%	0.4%
Total coverage ratio	47.0%	46.8%
(1)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

YEAR ENDED DECEMBER 31, 2020 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2019

Net Income

Net Income for the year ended December 31, 2020 was $147.2 million, down $29.9 million from $177.1 million in the prior year.

The $29.9 million decrease in net income in the year ended December 31, 2020 was due principally to the following:

•$28.1 million decrease in net interest income before provision for credit losses due to a $53.1 million decrease in interest income from investments and banks driven primarily by low global market interest rates following the COVID-19 pandemic and a $25.0 million decrease in interest expense due to both lower term deposit volumes and costs, and the impact of active deposit repricing in the Channel Islands;
•$8.7 million increase in the provision for credit losses due to loans migrating into the past due and non-performing categories, as well as negative revised macroeconomic forecasts impacting future expected credit loss estimates;
•$1.5 million decrease in total other gains (losses) due to reduced net realized gains on the sale of some floating rate available-for-sale investments and gains realized on the liquidation settlement from a former investment in an SIV in 2019;
•$13.0 million decrease in staff-related cost due primarily to the resulting benefits of prior period restructuring programs;

•$6.7 million decrease in professional and outside services due principally to the costs associated with the ABN AMRO (Channel Islands) acquisition in 2019 and a reduction in the volume of professional and outside services due to efficiency programs implemented in 2020;
•$5.2 million increase in property costs driven by the full year recognition of ABN AMRO (Channel Islands), as well as extra health and safety-related expenditure and planned renovations around the Group;
•$3.6 million decrease in marketing costs associated with lower costs on the Bank's re-branding initiative, lower travel expenses and client event costs;
•$3.7 million increase in income tax expense driven by increased net income in the Channel Islands and the recognition of a deferred tax asset in the UK in 2019; and
•$5.8 million increase in remaining non-interest expense items.

Non-Core Items1

Non-core items resulted in expenses, net of gains, of $7.3 million in the year ended December 31, 2020 compared to expenses, net of gains, of $20.8 million in the prior year. Non-core items for the current year relate to the cost restructure program, including voluntary separation, early retirement and redundancy costs, partially offset by a gain due to a distribution from an equity method investment.

Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

QUARTER ENDED DECEMBER 31, 2020 COMPARED WITH THE QUARTER ENDED SEPTEMBER 30, 2020
Net Income
Net income for the quarter ended December 31, 2020 was $42.1 million, up $11.5 million from $30.5 million in the prior quarter.
The $11.5 million increase in net income in the quarter ended December 31, 2020 over the previous quarter was due principally to the following:
•$7.4 million decrease in staff-related expenses related to the cost restructure program (voluntary separation and redundancy costs) recognized in the previous quarter;
•$3.8 million decrease in the provision for credit losses driven by improved credit performance, as well as by slightly improving macroeconomic forecasts;
•$1.9 million decrease in total other gains/(losses) due to the net realized gain on the sale of some floating rate available-for-sale investments and a distribution from an equity method investment recognized in the previous quarter;
•$0.9 million increase in non-interest income due to increases in asset management, banking, foreign exchange and trust income;
•$0.9 million increase in marketing cost due to the resumption of rebranding and advertising expenditure; and
•$2.1 million decrease in the remaining non-interest and income tax expense items.

Non-Core Items1
Non-core items resulted in expenses of $0.8 million in the quarter ended December 31, 2020 compared to expenses, net of gains of $5.9 million in the prior quarter. Non-core items for the current period relate to the cost restructure program, including voluntary separation, early retirement and redundancy costs.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT DECEMBER 31, 2020 COMPARED WITH DECEMBER 31, 2019
Total Assets
Total assets of the Bank were $14.7 billion at December 31, 2020, an increase of $0.8 billion from December 31, 2019. The Bank maintained a highly liquid position at December 31, 2020, with its $9.2 billion of cash and demand deposits with banks, reverse repurchase agreements and liquid investments representing 62.2% of total assets, compared with 60.0% at December 31, 2019.
Loans Receivable
The loan portfolio totaled $5.2 billion at December 31, 2020, which was in line with December 31, 2019 balances. Loan growth was impacted by the COVID-19 pandemic, and the normal portfolio amortization was mostly offset by the six-month mortgage deferral programs in both Bermuda and Cayman.
Allowance for credit losses at December 31, 2020 totaled $34.1 million, an increase of $10.5 million from December 31, 2019. The movement was due primarily to the adoption of the new CECL standard and worsening macro-economic forecasts which drive forward-looking expected losses.
The loan portfolio represented 35.0% of total assets at December 31, 2020 (December 31, 2019: 36.9%), while loans as a percentage of total deposits decreased to 38.9% at December 31, 2020 from 41.3% at December 31, 2019. The decrease in both ratios are due principally to an increase in temporary customer deposits at December 31, 2020 due to both corporate and retail deposit increases in Bermuda and Cayman, and partially offset by expected declines of Euro deposits in the Channel Islands as the deposit book was repriced. Retail deposit increases were driven in part by the loan deferral programs and pension withdrawals in Bermuda and Cayman.
As of December 31, 2020, the Bank had gross non-accrual loans of $72.5 million, representing 1.4% of total gross loans, an increase of $22.1 million from the $50.4 million, or 1.0%, of total loans at December 31, 2019. This increase was driven by a commercial loan in collateral dispute litigation and a small number of residential mortgages in Bermuda. Butterfield continues to engage proactively with clients who may experience financial difficulty.
Other real estate owned (“OREO”) increased by $0.2 million from December 31, 2019 to $4.1 million at December 31, 2020, as a result of one new addition during the first quarter of 2020.
Investment in Securities
The investment portfolio was $4.9 billion at December 31, 2020, up $0.4 billion from December 31, 2019.
The investment portfolio is made up of high quality assets with 99.8% invested in A-or-better-rated securities. The investment yield decreased to 2.41% as at December 31, 2020 from 2.89% as at December 31, 2019. Total net unrealized gains on the available-for-sale and held-to-maturity portfolios were $183.2 million, compared with total net unrealized gains of $59.1 million at December 31, 2019, which improved valuations due to continued, lower long-term US dollar interest rates.
Deposits
Average deposits were unchanged at $12.2 billion in the fourth quarter of 2020 compared to the same period in 2019.

Average Balance Sheet2

	For the three months ended
	December 31, 2020			September 30, 2020			December 31, 2019
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short-term investments	3,539.4	0.6	0.07	3,543.6	1.0	0.11	3,791.9	10.9	1.14
Investment in securities	4,737.9	25.2	2.11	4,389.6	25.0	2.26	4,533.6	31.7	2.77
Equity securities at fair value	1.6			1.8			1.2
Available-for-sale	2,451.3	11.7	1.89	2,273.3	11.2	1.95	2,271.7	14.7	2.57
Held-to-maturity	2,284.9	13.5	2.35	2,114.5	13.8	2.59	2,260.7	17.0	2.98
Loans	5,042.6	56.2	4.42	5,047.0	56.4	4.43	4,880.6	60.9	4.95
Commercial	1,602.4	19.0	4.71	1,684.5	20.2	4.76	1,600.1	22.2	5.50
Consumer	3,440.3	37.1	4.28	3,362.6	36.2	4.27	3,280.5	38.8	4.69
Interest earning assets	13,319.9	81.9	2.44	12,980.2	82.4	2.52	13,206.2	103.5	3.11
Other assets	377.5			392.3			398.8
Total assets	13,697.5			13,372.5			13,605.0
Liabilities
Deposits	9,448.6	(3.7)	(0.16)	9,571.2	(4.3)	(0.18)	10,050.5	(15.4)	(0.61)
Securities sold under agreement to repurchase	—	—	—	—	—	—	2.6	—	(2.10)
Long-term debt	187.8	(2.6)	(5.54)	196.4	(2.7)	(5.53)	143.5	(1.9)	(5.28)
Interest bearing liabilities	9,636.4	(6.4)	(0.26)	9,767.6	(7.0)	(0.29)	10,196.6	(17.3)	(0.67)
Non-interest bearing current accounts	2,713.6			2,348.0			2,132.6
Other liabilities	276.2			255.2			348.0
Total liabilities	12,626.2			12,370.8			12,677.3
Shareholders’ equity	1,071.3			1,001.6			927.7
Total liabilities and shareholders’ equity	13,697.5			13,372.5			13,605.0
Non-interest-bearing funds net of non-interest earning assets (free balance)	3,683.5			3,212.6			3,009.6
Net interest margin		75.6	2.25		75.3	2.30		86.2	2.59
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $104.1 billion and $32.4 billion, respectively, at December 31, 2020, while assets under management were $5.6 billion at December 31, 2020. This compares with $91.7 billion, $30.3 billion and $5.6 billion, respectively, at December 31, 2019.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended			Year ended
(in $ millions except per share amounts)	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Net income	42.1	30.5	43.9	147.2	177.1
Non-core items
Non-core (gains) losses
Distribution from equity method investment	—	(0.7)	—	(0.7)	—
Gain on disposal of a pass-through note investment (formerly a SIV)	—	—	—	—	(1.0)
Total non-core (gains) losses	—	(0.7)	—	(0.7)	(1.0)
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	0.8	6.7	2.2	8.0	16.3
Business acquisition costs	—	—	0.1	—	5.5
Total non-core expenses	0.8	6.7	2.3	8.0	21.8
Total non-core items	0.8	5.9	2.3	7.3	20.8
Core net income	42.9	36.5	46.2	154.5	197.9

Average common equity	985.4	984.6	964.8	981.0	927.7
Less: average goodwill and intangible assets	(91.4)	(91.6)	(95.3)	(92.3)	(83.2)
Average tangible common equity	894.0	893.0	869.5	888.8	844.5
Core earnings per share fully diluted	0.86	0.73	0.87	3.04	3.69
Return on common equity	16.9%	12.3%	18.0%	15.0%	19.1%
Core return on average tangible common equity	19.0%	16.2%	21.1%	17.3%	23.4%

Shareholders' equity	981.9	988.9	963.7	981.9	963.7
Less: goodwill and intangible assets	(92.8)	(90.7)	(96.5)	(92.8)	(96.5)
Tangible common equity	889.1	898.2	867.2	889.1	867.2
Basic participating shares outstanding (in millions)	49.4	49.5	52.4	49.4	52.4
Tangible book value per common share	18.00	18.15	16.55	18.00	16.55

Non-interest expenses	83.2	91.3	93.9	344.6	356.9
Less: non-core expenses	(0.8)	(6.7)	(2.3)	(8.0)	(21.8)
Less: amortization of intangibles	(1.5)	(1.5)	(1.5)	(5.8)	(5.5)
Core non-interest expenses before amortization of intangibles	80.9	83.1	90.1	330.8	329.7
Core revenue before other gains and losses and provision for credit losses	123.3	122.2	136.0	501.5	529.7
Core efficiency ratio	65.6%	68.0%	66.3%	66.0%	62.2%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Thursday, February 11, 2021 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, a decline in Bermuda's sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         E-mail: mark.johnson@butterfieldgroup.com